October 2009 Preliminary Terms No. 204 Registration Statement No. 333-156423 Dated September 29, 2008 Filed pursuant to Rule 433
I N T E R E S T   R A T E   S T R U C T U R E D   I N V E S T M E N T S

Senior Floating Rate Notes due October 20, 2024
6-Month USD LIBOR Range Accrual Notes
As further described below and subject to our redemption right, interest will accrue on the notes at a rate of 7.00% per annum for each day that 6-Month USD LIBOR is greater than 0% and less than or equal to 6.50%.  We have the right to redeem the notes on any interest payment date, beginning January 20, 2010.
We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
SUMMARY TERMS
Issuer:	Morgan Stanley	Issuer ratings:	Moody’s: A2 (negative outlook) / S&P: A (negative outlook)*
Aggregate principal amount:	$ . May be increased prior to the original issue date but we are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	, 2009
Original issue date:	October 20, 2009 ( business days after the pricing date)
Maturity date:	October 20, 2024
Interest Accrual Date:	October 20, 2009
Principal protection:	100%
Interest:
Original issue date to but excluding the maturity date:
(x) 7.00% per annum times (y) N/ACT; where
“N” = the total number of calendar days in the applicable interest payment period on which the reference rate is within the reference rate range (“accrual days”); and
“ACT” = the total number of calendar days in the applicable interest payment period.
If on any calendar day the reference rate is not within the reference rate range, interest will accrue at a rate of 0.00% per annum for that day.

Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Interest payment dates:
Each January 20, April 20, July 20 and October 20, beginning January 20, 2010; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	Actual/Actual
Redemption percentage at maturity / redemption date:	100%
Redemption:
Beginning January 20, 2010, we have the right to redeem all of these notes on any interest payment date and pay to you 100% of the stated principal amount of the notes plus accrued and unpaid interest to but excluding the date of such redemption.  If we decide to redeem the notes, we will give you notice at least 10 business days before the redemption date specified in the notice.

Redemption dates:	January 20, 2010, and on each interest payment date thereafter.
Reference rate:	6-Month USD LIBOR-BBA. Please see “Additional Provisions – Reference rate” below.
Reference rate range:	Greater than 0% and less than or equal to 6.50%
Reference rate cutoff:
The reference rate for any day from and including the fifth New York banking day prior to the related interest payment date for any interest payment period shall be the reference rate as in effect on the London banking day immediately preceding such fifth New York banking day prior to such interest payment date.

Specified currency:	U.S. dollars
CUSIP / ISIN:	61745E6N6 / US61745E6N63
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent: Morgan Stanley & Co. Incorporated	Calculation agent: Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York Mellon
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note	100%	%	%
Total	$	$	$
(1) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.
* Both ratings listed above have been assigned to the issuer and reflect each rating agency's views of the likelihood that we will honor our obligation to pay the principal amount at maturity and the interest, if any, payable under the terms of the notes and do not address the price at which the notes may be resold prior to maturity, which may be substantially less than the issue price of the notes. The ratings assigned by the rating agencies reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold the notes and are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.
The agent for this offering, Morgan Stanley & Co. Incorporated, is our wholly-owned subsidiary. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

you should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement dated December 23, 2008                Prospectus dated December 23, 2008

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.  FURTHERMORE, THE NOTES WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP: MSPRB1208006

Senior Floating Rate Notes due 2024
6-Month USD LIBOR Range Accrual Notes

Additional Provisions

Reference rate
“LIBOR Telerate” as defined in the accompanying prospectus in the section called “Description of Debt Securities – Floating Rate Debt Securities” and “– Base Rates” with an index maturity of 6 months and an index currency of US dollars and as displayed on Reuters Page LIBOR01; provided that for the determination of the reference rate on any calendar day, the “interest determination date” shall be that calendar day unless that calendar day is not a London banking day, in which case the reference rate shall be the reference rate on the immediately preceding London banking day; provided further that the reference rate for any day from and including the fifth New York banking day prior to the related interest payment date for any interest payment period shall be the reference rate as in effect on the London banking day immediately preceding such fifth New York banking day prior to such interest payment date.

New York banking day
New York banking day means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York, New York.

Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

October 2009	Page 2

Senior Floating Rate Notes due 2024
6-Month USD LIBOR Range Accrual Notes

Hypothetical Examples

The table below presents examples of hypothetical quarterly interest rates that would accrue on the notes based on the total number of calendar days in an interest payment period on which the reference rate is within the reference rate range. The table assumes that the interest payment period contains 90 calendar days and an interest rate of 7.00% per annum.

The example below is for purposes of illustration only and would provide different results if different assumptions were made.  The actual quarterly interest payments will depend on the actual number of calendar days in each interest payment period and the actual reference rate level on each day.  The applicable interest rate for each quarterly interest payment period will be determined on a per-annum basis but will apply only to that interest payment period.  In addition, whether or not you would receive interest at the hypothetical interest rates below would depend on whether or not we determine to exercise our redemption right prior to the interest payment period in which such interest rates would take effect.

N	Hypothetical Interest Rate
0	0.0000%
10	0.7778%
20	1.5556%
25	1.9444%
35	2.7222%
50	3.8889%
75	5.8333%
90	7.0000%

Historical Information
The following graph sets forth the reference rate for the period from January 1, 1994 to September 29, 2009.  The historical performance of the reference rate should not be taken as an indication of its future performance.  We cannot give you any assurance that the reference rate will be within the reference rate range on any day of any interest payment period.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

The bold lines in the graph above indicate the reference rate range of 0% to 6.50%.

Whether you receive any interest payments after January 20, 2010 depends on whether we elect to exercise our redemption right.  It is more likely that we will redeem the notes prior to their stated maturity date to the extent that the level of the reference rate results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you will receive no further interest payments.  See “Risk Factors – Early Redemption Risk” on page 4.

October 2009	Page 3

Senior Floating Rate Notes due 2024
6-Month USD LIBOR Range Accrual Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the reference rate, and other events that are difficult to predict and beyond the issuer’s control.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

Yield Risk

▪
If there are no days on which interest accrues in any interest payment period, we will not pay any interest on the notes for that interest payment period and the market value of the notes may decrease.  It is also possible that the reference rate will not be within the reference rate range for so many days during any quarterly interest payment period, that the interest payment for that quarterly interest payment period will be less than the amount that would be paid on an ordinary debt security and may be zero.  To the extent that the reference rate remains outside the reference rate range, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

▪
The reference rate for the last five New York banking days of an interest payment period will be the reference rate on the London banking day immediately prior to those five days. Because the reference rate for the last five New York banking days of an interest payment period will be the reference rate on the London banking day immediately prior to those five days, if the reference rate on that London banking day is not within the reference rate range, you will not receive any interest in respect of those five days even if the reference rate as actually calculated on any of those days were to be within the reference rate range.

▪
Early redemption risk.  The issuer retains the option to redeem the notes after the stated period of time, with the stated frequency and prior to the defined notice date(s).  It is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the reference index level during the term of the notes results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market.  If the notes are redeemed prior to their stated maturity date, investors may have to re-invest proceeds in a lower rate environment.

▪
The historical performance of the reference rate is not an indication of future performance. Historical performance of the reference rate should not be taken as an indication of the future performance during the term of the notes.  Changes in the levels of the reference rate will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.

Market Risk

▪
The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.  Some of these factors include, but are not limited to: (i) changes in the level of the reference rate, (ii) volatility of the reference rate, (iii) changes in interest rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads, (v) time remaining to maturity.  Primarily, to the extent that the reference rate level remains outside the reference rate range, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley & Co. Incorporated (“MS & Co.”) is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

October 2009	Page 4

Senior Floating Rate Notes due 2024
6-Month USD LIBOR Range Accrual Notes

Liquidity Risk

▪
The notes will not be listed on any securities exchange.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes. MS & Co. currently intends to act as a market maker for the notes but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were to not to act as a market maker, it is likely that there would be no secondary market for the notes.

Conflicts of Interest

▪
Issuer or its affiliates are market participants.  The issuer or one or more of their respective affiliates may, at present or in the future, publish research reports with respect to movements in interests rates generally or the reference rate specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may adversely affect the market value of the notes.

▪
Economic interests of the calculation agent may be potentially adverse to the investors. The calculation agent is an affiliate of the issuer. Any determinations made by the calculation agent may affect the payout to investors.

Issuer Specific Risk Factors

▪
Investors are subject to our credit risk, and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates, redemption dates and at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

October 2009	Page 5

Senior Floating Rate Notes due 2024
6-Month USD LIBOR Range Accrual Notes

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on October 20, 2009, which will be the                            scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“MSSB”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc ("MSIP") and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with NASD Rule 2720, MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Tax Considerations

The notes should be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation ― Tax Consequences to U.S. Holders ― Notes ― Floating Rate Notes.”

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called  “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”  Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.  Such non-U.S. investors should consult their tax advisers regarding the potential tax consequences of an investment in the notes.

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

October 2009	Page 6